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TC 3126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2001__ AND ENDING __DECEMBER 31, 2001__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   George McKelvey Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__529 Washington Boulevard__

(No. and Street)

Sea Girt	New Jersey	08750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Robert A. Giunco, Jr.   (732) 449-5323

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Robert L. Doremus, CPA__

(Name — if individual, state last, first, middle name)

800 The Plaza	Sea Girt	New Jersey	08750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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4/2/2002

OATH OR AFFIRMATION

I, __Robert A. Giunco, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __George McKelvey Co., Inc._____, as of __December 31_____, xxx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
25th day of FEB 2002

Mary Claudia Gathman
Notary Public

MARY CLAUDIA GATHMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/26/2003

_Robert A. H_____
Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt NJ 08750
Ph. (732) 449-3779
Fax: (732) 974-1706

February 22, 2002

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt NJ 08750

I have audited the accompanying Statement of Financial Condition of
George McKelvey Co., Inc. as of December 31, 2001, the related Statements of
Income, Changes in Stockholders' Equity, Cash Flows, and Changes in Liabilities
Subordinated to Claims of Creditors and Supplementary Information for the year ended
December 31, 2001. These financial statements are the responsibility of the company's
management. My responsibility is to express an opinion on the financial statements
based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used
and significant estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that my audit provides a reasonable basis for
my opinion.

In my opinion, the financial statements referred to above present fairly, in all
material aspects, the financial position of George McKelvey Co., Inc. as of
December 31, 2001 and the results of its operations and its cash flows for the year
ended December 31, 2001 in conformity with generally accepted accounting principles.

ROBERT L. DOREMUS, CPA

GEORGE McKELVEY CO., INC.

Statement of Financial Condition
December 31, 2001

Assets

Current Assets

Cash	$ 120,251
Receivable from Clearing Broker	79,624
Receivables for Investment Advisory Service	674,990
Temporary Investments	11,733
Other	71,370
	957,968

Securities Pledged under Subordination Agreement	265,000

Fixed Assets

Fixtures and Equipment at Cost	320,173
Less Accumulated Depreciation	313,966
	6,207

Total Assets	$1,229,175

Liabilities and Stockholders' Equity

Current Liabilities	$ 756,689

Liabilities Subordinated to Claims of General Creditors (Notes collateralized by securities with a market value of $835,269 and collateral value as defined by the NASD of $584,688)	265,000

Stockholders' Equity

Capital Stock	25,000
Paid-In Capital	48,167
Retained Earnings	134,319
	207,486

Total Liabilities and Stockholders' Equity	$1,229,175

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

Statement of Income
For the Year Ended December 31, 2001

Revenues

Commissions	$ 842,745
Principal Transactions	266,508
Investment Advisory Fees	1,472,232
Other Revenue	354,850
Total Revenues	2,936,335

Expenses

Salaries and Other Employment Costs For Voting Stockholder Officers	1,315,313
Other Employee Compensation and Benefits	1,078,498
Commissions Paid to Other Broker-Dealers	187,203
Regulatory Fees and Expenses	10,067
Depreciation	35,500
Other Expenses	329,251
Total Expenses	2,955,832
Loss Before Provision for Taxes	19,497
Provision for Taxes	338
Net Loss	$ 19,835

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows From Operating Activities

Net Loss	($ 19,835)

Adjustments to Reconcile Net Income to Net Cash From
Operating Activities:

Depreciation	35,500
Increase in Receivable from Clearing Brokers	(20,669)
Increase in Receivables from Investment Advisory Services	(36,143)
Increase in Other Current Assets	(1,779)
Increase in Current Liabilities	57,782
Total Adjustments	34,661
Net Cash From Operating Activities	14,826

Cash Flows Used by Investing Activities

Purchases of Fixed Assets	(14,188)
Decrease in Temporary Investments	5,052
Net Cash Used by Investing Activities	(9,136)
Net Increase in Cash	5,690
Cash at Beginning of Year	114,561
Cash at End of Year	$120,251

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC.

<u>Statement of Changes in Stockholders' Equity</u>
<u>Year Ended December 31, 2001</u>

	Capital Stock	Paid-In Capital	Retained Earnings	Total
Balance – Jan. 1, 2001	$ 25,000	$ 48,167	$ 65,014	$138,181
Prior Period Adjustment	–	–	89,140	89,140
Restated Balance – Jan. 1, 2001	25,000	48,167	154,154	227,321
Net Loss	–	–	19,835	19,835
Balance – Dec. 31, 2001	$25,000	$48,167	$134,319	$207,486

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC

Statement of Changes in Liabilities Subordinated
to Claims of Creditors
December 31, 2001

Subordinated Liabilities Beginning of Year	$265,000
Change in Subordinated Liabilities	0
Subordinated Liabilities End of Year	$265,000

See Accountant's Report and Notes to Financial Statements

GEORGE McKELVEY CO., INC

Notes to Financial Statements
December 31, 2001

1. Accounting Policies:

    (a) Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Revenues from Investment Advisory Services are recognized ratably as earned.

    (b) Fixed assets are recorded on the books at cost and depreciated on a straight line basis using an estimated economical useful life of 5 to 10 years.

    (c) Effective November 9, 1992, the Company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the company is required by National Financial Services Corporation to maintain a minimum net capital of $100,000.

    (d) Pursuant to the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital of $250,000. At December 31, 2001, the Company's net capital ratio of aggregate indebtedness to net capital was .64 to 1 and its net capital totaled $338,205 and exceeded the net capital requirement by $88,205.

    (e) The accompanying financial statements have been prepared on the accrual basis of accounting.

2. Other Assets:

    Included in other assets is a refundable deposit of $50,000 with National Financial Services Corporation. This deposit bears interest at the average overnight repurchase agreement rate for the applicable period.

3. Retirement Plan:

    The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue Code. The Company provided a retirement contribution of $37,533 for the year ended December 31, 2001. The Plan provides for an employer contribution of 3% of all eligible employees' compensation.

GEORGE McKELVEY CO., INC

Notes to Financial Statements
December 31, 2001

4. Line of Credit:

    Effective May 24, 2000, the Company obtained a line of credit, in the amount of $300,000, from a financial institution. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest shall accrue at the institution's prime rate. The loan balance due as of December 31, 2001 was zero.

5. Prior Period Adjustment:

    Effective January 1, 2001, the Company changed its accounting method for financial reporting from the income tax basis to the accrual basis. The Company's retained earnings as of January 1, 2001 were restated to properly reflect the cumulative effect of this change.

    This adjustment increased retained earnings by $89,140.

SUPPLEMENTARY INFORMATION

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt   NJ   08750
Ph.   (732) 449-3779
Fax: (732) 974-1706

February 22, 2002

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt   NJ   08750

     I have audited the financial statements of George McKelvey Co., Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 22, 2002. As part of my audit, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by George McKelvey Co., Inc. in making periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11). Effective November 9, 1992, the company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customers and contra-broker accounts. As part of this agreement, National Financial Services Corporation has assumed responsibility for the possession and control of all customer and contra-broker accounts.

     My study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the preceding paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe is material.

Robert L Doremus
ROBERT L. DOREMUS
Certified Public Accountant

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt   NJ   08750
Ph.   (732) 449-3779
Fax: (732) 974-1706

February 22, 2002

To the Board of Directors
George McKelvey Co., Inc.
529 Washington Boulevard
Sea Girt   NJ   08750

In connection with my audit of your records for the twelve months ended December 31, 2001, I wish to report that I found no material inadequacies in the accounting records during that period or in the quarterly reports to the Securities and Exchange Commission in accordance with Rule 17a-5.

Robert L. Doremus
ROBERT L. DOREMUS
Certified Public Accountant

GEORGE McKELVEY CO., INC

Schedule I

Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1 under the
Securities Exchange Act of 1934
as of December 31, 2001

Computation of Aggregated Indebtedness

Total Liabilities	$217,622
Less Reserve Requirements	0
Total Aggregated Indebtedness	$217,622

Computation of Net Capital

Total Ownership Equity		$207,486
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		265,000
Total Capital and Allowable Subordinated Indebtedness		472,486
Deductions:		
Non-allowable assets –		
Fixed assets net of accumulated depreciation	$ 6,207	
Other Assets	127,253	133,460
Tentative Net Capital		339,026
Haircut on Trading and Investment Securities		821
Total Net Capital		$338,205
Percentage of Aggregated Indebtedness to Net Capital after Anticipated Capital Withdrawals		64%

ROBERT L. DOREMUS
Certified Public Accountant
800 The Plaza
P. O. Box 162
Sea Girt   NJ   08750
Ph. (732) 449-3779
Fax: (732) 974-1706

GEORGE McKELVEY CO., INC

Schedule II

Computation for Determination of Reserve Requirements
Rule 15c3-3 – December 31, 2001

Effective November 9, 1992, the company entered into an agreement with National Financial Services Corporation to clear transactions on a fully disclosed basis for customer and contra-broker accounts. Thus, the Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3.

Robert L. Doremus
ROBERT L. DOREMUS
Certified Public Accountant